Exhibit 99.27

Volaris Reports April 2015 Traffic Results, Passenger Traffic Growth of 18%

Mexico City, Mexico May 6, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported April 2015 and year-to-date preliminary traffic results.

During the month of April 2015, Volaris continued its capacity discipline in the domestic market and strong growth in the international market. Total capacity as measured in Available Seat Miles (ASMs) for the month of April increased by 9.5% year over year, and total passengers were 933 thousand, an increase of 18.0% year over year. Volaris’ total demand for the month of April measured in Revenue Passenger Miles (RPMs) increased 12.7% year over year, reaching 894 million. Network load factor for the month of April reached 81.4%, an increase of 2.2 percentage points year over year.

The following table summarizes Volaris’ traffic results for the month.

	April 2015	April 2014	Variance	Four Months Ended Apr. 2015	Four Months Ended Apr. 2014	Variance
RPMs (Millions) Scheduled + charter
Domestic	633	586	8.0%	2,352	2,225	5.7%
International	2161	207	26.0%	977	782	24.9%
Total	894	793	12.7%	3,329	3,007	10.7%
ASMs (Millions) Scheduled + charter
Domestic	771	749	3.0%	2,896	2,793	3.7%
International	326	254	28.7%	1,244	952	30.7%
Total	1,097	1,003	9.5%	4,140	3,745	10.6%
Load Factor (%) Scheduled
Domestic	82.2%	78.3%	3.9 pp	81.2%	79.7%	1.5 pp
International	79.8%	81.7%	(1.9) pp	78.5%	82.2%	(3.7) pp
Total	81.4%	79.2%	2.2 pp	80.4%	80.3%	(0.1) pp
Passengers (Thousands) Scheduled + charter
Domestic	755	649	16.3%	2,782	2,417	15.1%
International	178	141	25.9%	662	535	23.8%
Total	933	790	18.0%	3,444	2,952	16.7%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 139 and its fleet from four to 52 aircraft. Volaris offers more than 230 daily flight segments on routes that connect 38 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com